gary b. wolff, p.c.

  Counselor At Law

805 Third Avenue

Twenty First Floor

New York, New York 10022

Telephone: 212-644-6446

Facsimile: 212-644-6498

E-Mail:  wolffpc@attglobal.net

December 1, 2006

Mail Stop 7010

Pamela Long, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Greenleaf Forest Products, Inc.

Registration Statement Form SB-2/Amendment 1

File No.: 333-137920

Dear Ms. Long:

Enclosed is Pre-Effective Amendment One to the above Registration Statement.  The changes are either made in response to staff comments on the initial Registration Statement or represent an updating of material previously filed to reflect any developments in the business of Greenleaf Forest Products, Inc as well as updated financial statements through first quarter ended September 30, 2006.  The paragraph numbers below correspond to the numbered comments in your November 3, 2006 letter of comment.

Cover Page

1.

We have eliminated certain disclosures o the Cover Page. These eliminated disclosures are in the Prospectus Summary.

Prospectus Summary

2.

We have made the requested disclosures.

3.

We have made the requested disclosures, including making clear that Keith Barton continues to operate Pinewood Imports, Ltd. as a non-public company with the public company now known as Mill Basin Technologies, Ltd.

4.

We have made the requested disclosures. The marketing process consists primarily of follow-up telephone calls to distributors and agents who we meet at tradeshows or similar contacts who advertise in trade publications or through the mail.

gary b. wolff, p.c.

  Counselor At Law

Pamela Long, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

December 1, 2006

Re:

Greenleaf Forest Products, Inc.

Registration Statement Form SB-2/A3

File No.: 333-137920

5.

Relationship between Michelle Maresova, the Company’s President and Keith Barton, her husband is disclosed in the third paragraph to Prospectus Summary.  While the Company’s President used her married name, Michelle M. Barton when she served as Secretary/Treasurer and Director of what was then known as Pinewood Imports, Ltd., she prefers to use her maiden name (Michelle Maresova) in Greenleaf’s Registration.

6.

Keith Barton is not a Promoter.  In “Certain Relationships and Related Transactions” we state that the sole promoter of Greenleaf is our President Michelle Maresova.

7.

The names of the persons involved in placing the shares with the Selling Shareholders were Company management (Michelle Maresova and Kristine Barton) with the exception that Company counsel provided access to both his adult son Brian Wolff and his assistant Holly Bottega.

8.

The requested disclosure appears in expanded third paragraph to Prospectus Summary. We do not see any need for a new Risk Factor in light of response to Comment No. 12.

9.

The requested disclosures have been made and new Risk Factor No. 4 has been added.

10.

The undersigned has been advised by Company’s President that Greenleaf does not intend to engage in a merger or acquisition with the next 12 months.  Copy of Company’s President executed letter attached.

11.

The requested disclosure has been made.

12.

We have added a new Risk Factor No. 3

Management’s Discussion and Plan of Operations

13.

The requested disclosures have been made.

14.

The requested disclosures have been made.

gary b. wolff, p.c.

  Counselor At Law

Pamela Long, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

December 1, 2006

Re:

Greenleaf Forest Products, Inc.

Registration Statement Form SB-2/A3

File No.: 333-137920

Liquidity

15.

The requested disclosures have been made.

Stock Option Plan

16.

The requested clause has been removed.

Certain Relationships and Related Transactions

17.

Promissory Note is filed as Exhibit 10.4 and described in this section.

Legal Matters

18.

The requested disclosures have been made.

Note 3 – Going Concern

19.

The requested disclosure has been provided.

Note 7 – Concentration of Risk

20.

We have provided the name and percentage of sales of each major customer.

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Very truly yours,

/s/ Gary B. Wolff

Gary B. Wolff

/hk

Enclosure

cc:

Greenleaf Forest Products, Inc.

Most & Company, LLP